                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)



                               Allin Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  019924 10 9
                             --------------------
                                (CUSIP Number)

                                            Copy to:

Henry Posner, Jr.                           Bryan D. Rosenberger, Esq.
381 Mansfield Avenue                        Eckert Seamans Cherin & Mellott, LLC
Suite 500                                   44th Floor, 600 Grant Street
Pittsburgh, PA  15220                       Pittsburgh, PA  15219
(412) 928-8800                              (412) 566-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                March 14, 2002
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D


CUSIP No. 019924 10 9


1.   Name of Reporting Person:  Henry Posner, Jr.
     I.R.S. Identification No.:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                       (b)  [ ]

3.   SEC Use Only

4.   Source of Funds:       PF

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                [ ]

6.   Citizenship or Place of Organization:  United States

 Number of                7.   Sole Voting Power:             6,521,518(1)
  Shares
Beneficially              8.   Shared Voting Power:             101,000
 Owned by
  Each                    9.   Sole Dispositive Power:        6,521,518(1)
Reporting
 Person                   10.  Shared Dispositive Power:        101,000
  With

11.  Aggregate Amount Beneficially Owned by Each              6,622,518(1)
     Reporting Person:

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                [ ]

13.  Percent of Class Represented by Amount in Row (11):        54.6%(1)

14.  Type of Reporting Person:  IN

-----------------------------
(1)  See response to Item 5.

          This statement amends Items 3, 4, 5 and 6 of the Schedule 13D of Henry Posner, Jr. (the "Reporting Person") dated November 6, 1996, as amended by Amendment No. 1 thereto dated December 20, 1996, Amendment No. 2 thereto dated December 6, 1997, Amendment No. 3 thereto dated December 31, 1998, Amendment No. 4 thereto dated December 30, 1999 and Amendment No. 5 thereto dated December 29, 2000 (as so amended, the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

          On March 14, 2002, the Reporting Person purchased in a private transaction with his personal funds 1,000 shares of the Company's Series F Convertible Redeemable Preferred Stock (the "Series F Preferred Stock") and 213,333 shares of Common Stock for an aggregate purchase price of $200,000, allocated as $178.67 (rounded) per share of Series F Preferred Stock and $0.10 (rounded) per share of Common Stock. In the same transaction, the Reporting Person also purchased a promissory note in the principal amount of $1,000,000 made by the Company; however, this promissory note is not convertible into any equity securities of the Company.

Item 4.  Purpose of Transaction.

          The Reporting Person purchased the shares of Series F Preferred Stock and Common Stock in order to facilitate the satisfaction of a judgment issued jointly and severally against one of the Company's subsidiaries, the seller of the Series F Preferred Stock and Common Stock (the "Seller") and certain other parties, with respect to which the Company was entitled to be indemnified by the Seller. The Reporting Person believes that the Seller sought to sell the shares of Series F Preferred Stock and Common Stock that he held in order that a portion of the proceeds of the sale could be used to satisfy the judgment and the Seller's indemnification obligation. The Reporting Person has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

          Except as discussed below in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

          In connection with the purchase of the Series F Preferred Stock and Common Stock from the Seller, it was originally contemplated that a small group of current investors in the Company, including the Reporting Person, would purchase the securities. However, in order to expedite the transaction, it was determined that the reporting Person alone would purchase the securities and that the other investors would be permitted to purchase from the Reporting Person at a later date a portion of the securities. No firm plans or proposals are in place at this time regarding any such transaction.

          The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. The Reporting Person also has the right to convert the shares of Series D Preferred Stock, Series G Preferred Stock and Series F Preferred Stock he holds into shares of Common Stock and to exercise the Warrants he holds for Common Stock.

Item 5.  Interest in Securities of Issuer.

          The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common Stock outstanding as reported in the Company's annual report on Form 10-K for the year ended December 31, 2001.

          The 1,500 shares of Series D Preferred Stock held by the Reporting Person are convertible into 415,225 shares of Common Stock, the 113 shares of Series G Preferred Stock held by the Reporting Person are convertible into 3,228,571 shares of Common Stock, the 1,000 shares of Series F Preferred Stock held by the Reporting Person are convertible into 508,647 shares of Common Stock and the Warrants are exercisable for 998,655 shares of Common Stock.

          The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 1,370,420 shares of Common Stock and beneficially owns and has shared voting and dispositive power with respect to 101,000 shares of Common Stock, collectively representing approximately 21.1% of the shares of Common Stock outstanding. Holders of the Series G Preferred Stock are entitled to 5,295 votes per share, and, generally, such holders will vote together with the holders of the Common Stock as a single class. The Company has informed the Reporting Person that there are 150 shares of Series G Preferred Stock issued and outstanding. Therefore, the 1,471,420 shares of outstanding Common Stock and the 113 shares of outstanding Series G Preferred Stock beneficially owned by the Reporting Person represent approximately 26.7% of the combined voting power of Company's outstanding voting capital stock.

          The Reporting Person may also be deemed to own the 415,225 shares of Common Stock into which the 1,500 shares of Series D Preferred Stock may be converted, the 3,228,571 shares of Common Stock into which the 113 shares of Series G Preferred Stock may be converted, the 508,647 shares into which the 1,000 shares of Series F Preferred Stock may be converted and the 998,655 shares of Common Stock for which the Warrants may be exercised. Therefore, the Reporting Person may be deemed to beneficially own an aggregate of 6,622,518 shares of Common Stock representing approximately 54.6% of the shares of Common Stock outstanding, assuming that the 415,225 shares of Common Stock issuable upon conversion of the Series D Preferred Stock, the 3,228,571 shares issuable upon conversion of the Series G Preferred Stock, the 508,647 shares of Common Stock issuable upon conversion of the Series F Preferred Stock and the 998,655 issuable upon exercise of the Warrants are currently issued and outstanding.

          Of the 101,000 shares of Common Stock with respect to which the Reporting Person shares voting and dispositive powers, 100,000 shares are owned by Posner Foundation of Pittsburgh (the "Foundation") and 1,000 shares are owned by the Robert B. Posner-Trust 89 (the "Trust"). The Reporting Person is a trustee of the Foundation and the Trust, and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the Foundation and the Trust with, respectively, the other trustees of the Foundation and the other trustees of the Trust.

          The shares being reported as beneficially owned by the Reporting Person do not include 1,000 shares of Common Stock owned by the Reporting Person's spouse and 2,000 shares of Common Stock held by trusts of which such spouse is a trustee.

          The Reporting Person also owns 7,647.0588 shares of the Company's Series C Redeemable Preferred Stock, which are not convertible into shares of Common Stock.

          As described in Item 3, on March 14, 2002 the Reporting Person purchased in a private transaction 1,000 shares of Series F Preferred Stock for the purchase price of $178.67 (rounded) per share and 213,333 shares of Common Stock for the purchase price of $0.10 (rounded) per share. As of November 20, 2001, a trust of which the Reporting Person was a trustee transferred 1,000 shares of Common Stock for no consideration to a trust of which the Reporting Person is not a trustee.

Item. 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Item 4.

Signatures.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 27, 2002                      By:      /s/ Henry Posner, Jr.
---------------                              ---------------------
    Date                                         Henry Posner, Jr.